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                                                                    EXHIBIT 99.2
NEWS RELEASE


For further information contact:

Kerry J. Chauvin                                         Joseph "Duke" Gallagher
Chief Executive Officer                                  Chief Financial Officer
(504) 872-2100                                                    (504) 872-2100
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FOR IMMEDIATE RELEASE
THURSDAY, FEBRUARY 1, 2001



                         GULF ISLAND FABRICATION, INC.
                        REPORTS FOURTH QUARTER EARNINGS


     Houma, LA - Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported net income of $1.0 million ($.09 diluted EPS) on revenue of $24.4 million for its fourth quarter ended December 31, 2000, compared to net income of $1.1 million ($.09 diluted EPS) on revenue of $32.8 million for the fourth quarter ended December 31, 1999. Net income for the twelve months ended December 31, 2000 was $4.2 million ($.36 diluted EPS) on revenue of $112.1 million, compared to net income of $6.7 million ($.57 diluted EPS) on revenue of $120.2 million for the twelve months ended December 31, 1999.

     At December 31, 2000, the company had a revenue backlog of $26.6 million and a labor backlog of approximately 437 thousand man-hours remaining to work.

                                                December 31,    December 31,
                                                    2000           1999
                                                ------------    ------------
Cash and short-term investments                   $ 26,103        $ 15,750
Total current assets                                47,546          47,154
Property, plant and equipment, at cost, net         42,662          43,664
Total assets                                        96,062          95,049
Total current liabilities                           10,371          15,367
Debt                                                     0               0
Shareholders' equity                                81,266          76,618
Total liabilities and shareholders' equity          96,062          95,049

     Gulf Island Fabrication, Inc., based in Houma, Louisiana, is a leading fabricator of offshore drilling and production platforms, offshore living quarters and other specialized structures used in the development and production of offshore oil and gas reserves. The Company also offers offshore interconnect pipe hook-up, inshore marine construction, manufacture and repair of pressure vessels, steel warehousing and sales.